U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[X] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1.   Name and Address of Reporting Person*

Wicker                           Damion                          E.
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   (Last)                           (First)             (Middle)
c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas-40th Floor
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                                    (Street)

New York                         New York               10020
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


Genomic Solutions Inc. ("GNSL")
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Day/Year

October 25, 2002

________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_   Director                             [_]  10% Owner
     [_]  Officer (give title below)           [X]  Other (specify below)
                                                        Former Director
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                              6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                      2A.           Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                    2.                Deemed        Code         ------------------------------- Owned Follow-  (D) or    Indirect
1.                  Transaction       Execution     (Instr. 8)                   (A)             ing Reporte-   Indirect  Beneficial
Title of Security   Date              Date, if any  ------------     Amount      or     Price    ed Trans-      (I)       Ownership
(Instr. 3)          (mm/dd/yy)        (mm/dd/yy)     Code     V                  (D)             actions       (Instr.4) (Instr. 4)
                                                                                                 (Instr. 3
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

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Callable Common
Stock (FN 1)          10/25/02                       J                 4,825,435  D      N/A     -0-             I         (FN 2)
                                                     (FN 1)
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Callable Common
Stock  (FN 1)         10/25/02                       C                     3,284  A      N/A     -0-             D
                                                     (FN 1)
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Callable Common
Stock (FN 1)          10/25/02                       J                     3,284  D      N/A     -0-             D
                                                     (FN 1)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)



FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                      10.
                                                                                                             9.        Owner-
                                                                                                             Number    ship
                                                                                                             of        Form
               2.                                                                                            Deriv-    of
               Conver-                           5.                              7.                          ative     Deriv-  11.
               sion                              Number of                       Title and Amount            Secur-    ative  Nature
               or              3A.               Derivative     6.               of Underlying      8.       ities     Secur- of
               Exer-           Deemed   4.       Securities     Date             Securities         Price    Bene-     ity:   In-
               cise    3.      Exec-    Trans-   Acquired (A)   Exercisable and  (Instr. 3 and 4)   of       ficially  Direct direct
               Price   Trans-  cution   action   or Disposed    Expiration Date  ----------------   Deriv-   Owned     (D)or  Bene-
1.             of      action  Date,    Code     of(D)          (Month/Day/Year)          Amount    ative    Follow-   In-    ficial
Title of       Deriv-  Date    (Month/  (Instr.  (Instr. 3,      ----------------         or        Secur-   ing Repo  direct Owner-
Derivative     ative   (Month/  Day/      8)      4 and 5)      Date     Expira-          Number    ity      rted      (I)    ship
Security       Secur-  Day/    (Year    ------   ------------   Exer-    tion             of       (Instr.   Transact-(Instr.(Instr.
(Instr. 3)     ity     Year)            Code V    (A)   (D)     cisable  Date    Title    Shares    5)        ion(s)     4)     4)
                                                                                                             (Instr. 4)
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

                                                                                  Callable
                                                                                  Common
Options       $0.37     10/25/02       C                3,284     Immed   1/2008  Stock     3,284    N/A      -0-       D     (FN 4)
(             for 1                    (FN 3)
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                                                                                  Callable
                                                                                  Common
Options       $0.37     10/25/02        J                6,716    Immed   1/2008  Stock     6,716    N/A     -0-       D      (FN 4)
(FN 3)        for 1                    (FN 3)
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                                                                                  Callable
                                                                                  Common
Options       $2.00     10/25/02        J               10,000    Immed   1/2009  Stock     10,000   N/A     -0-       D      (FN 4)
(FN 3)        for 1                    (FN 3)
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                                                                                  Callable
                                                                                  Common
Options       $7.20     10/25/02        J               10,000    Immed   5/5/10  Stock     10,000   N/A      -0-       D     (FN 4)
(FN 3)                                 (FN 3)
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Options
(FN 3)       $4.06        10/25/02       J              10,000    6/4/02  6/4/11   Callable 10,000   N/A     -0-       D      (FN 4)
                                        (FN 3)                                     Common
                                                                                   Stock
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
Explanation of Responses:


(1) Pursuant to a Merger Agreement between Genomic Solutions Inc. and HAG
Acq. Corp., a wholly owned subsidiary of Harvard Bioscience, Inc., dated as of July 17, 2002, all outstanding shares of the Issuer were exchanged for shares of Harvard Bioscience, Inc. and cash at an exchange rate of .1017 to 1. Immediately prior to the merger, options for 3,284 shares were exercised at the stated exercised price of $0.37 per share.

(2) The amounts shown represent the beneficial ownership of the Issuer's equity securities by J.P. Morgan Partners (SBIC), LLC ("JPM SBIC"), a portion of which may be deemed attributable to the reporting person because the reporting person is a managing director of JPM SBIC and a limited partner of the general partner of J.P. Morgan Partners (BHCA), L.P.

(3) All options not exercised prior to the merger were cancelled upon consummation of the merger.

(4) The reporting person was contractually obligated to exercise the options at the request of, and to transfer any shares issued under the stock options to, JPM SBIC.



/s/ Damion E. Wicker                                           10/29/02
---------------------------------------------            -----------------------
 Damion E. Wicker                                               Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.